U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 1-31722

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada  V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _X__          No __ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 713___.

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K.

1:

   DRC Resources Press Release dated February 3, 2005

Diamond Drilling Commences at Afton Project

 - Underground Decline Proceeding Well

  - Ground Conditions Good

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION
(Registrant)

Date: February 3, 2005	By:	“Christopher J. Bradbrook”
Christopher J. Bradbrook, President and Chief Executive Officer

DRC RESOURCES CORPORATION

PRESS RELEASE

 Diamond Drilling Commences at Afton Project

Underground Decline Proceeding Well

Ground Conditions Very Good

(All Dollar Amounts in US Dollars)

February 3, 2005, Vancouver, British Columbia – DRC Resources Corporation (DRC:TSX; DRJ:AMEX) is pleased to announce that a 20,000 metre underground diamond drill program has commenced on its Afton Copper-Gold Project, near Kamloops, British Columbia.

This diamond drill program is designed to achieve two very important goals.  Firstly, it will enable completion of infill drilling in order to upgrade current resources to the reserve category.  Secondly, it will facilitate an aggressive exploration program to search for extensions of the known mineralization, and to investigate the potential for additional zones of mineralization.   To date, the currently identified mineralization remains open.

In addition to this diamond drill program, the Company intends to initiate an aggressive program of surface diamond drilling in the near future.  This program will explore for other areas of copper-gold mineralization on the Afton property, and in particular will follow up earlier promising results from a zone of gold – rich mineralization near the Pothook pit.

The excavation for the underground decline is well underway and is currently approximately 290 metres long.  The total length of this underground excavation is planned to be 2000 metres.  The Company has been extremely encouraged by the very good ground conditions encountered to date.

The underground drilling and decline are integral components in the completion of a bankable feasibility study.  This study commenced in December 2004 and is scheduled to take 18 months and cost $14.5 million.  It is on schedule and on budget and when completed will determine the nature and economics of a potential operating underground copper – gold mine.

In making these announcements President and CEO, Chris Bradbrook stated, “These are exciting times for DRC Resources.  We will shortly be in a position to provide a steady stream of exploration news and results to investors for the next 12 to 18 months as we conduct these aggressive programs of both surface and underground exploration diamond drilling”

DRC’s main focus is the exploration and development of its 100%-owned Afton Copper-Gold Project, located 10 km west of Kamloops, B.C.  To date the Company has outlined a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  At current metal prices this mineralized zone has an in-situ value in excess of $3 Billion.

A 2004 advanced scoping study completed by Behre Dolbear and Company Ltd., indicates that this project would have initial capital expenditures of $120 million and (at conservative metal prices of $0.85 per pound copper, and $375 per ounce gold) when viewed as a primary copper mine, could potentially produce the metal at a cash (direct) operating cost of $0.15 per pound of copper, and when viewed as a primary gold mine, could produce the metal at negative cash operating cost per ounce of gold.  According to the British Columbia Ministry of Energy & Mines, the Afton Project is the largest advanced exploration project in South Central B.C.

DRC is in excellent financial condition with cash of $20 million and no debt.  The company has only 13.9 million shares outstanding and 15.2 million shares fully diluted.

For further information on DRC Resources and the Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

DRC Resources Corporation

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates.  This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used.  U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.